DIRECCIÓN CORPORATIVA DE FINANZAS

SUBDIRECCIÓN DE TESORERÍA

GERENCIA DE FINANCIAMIENTOS E INVERSIONES

November 14, 2018

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

ATTN: H. Roger Schwall

Re:	Petróleos Mexicanos

Pre-Effective Amendment No. 1 to the Registration Statement on Form F-4

(Commission File No. 333-227508)

Ladies and Gentlemen:

On behalf of Petróleos Mexicanos, I hereby request that the effectiveness of the above-captioned Pre-Effective Amendment No. 1 to the Registration Statement on Form F-4 be accelerated to 3:00 p.m. on November 16, 2018, or as soon thereafter as practicable.

Petróleos Mexicanos acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Petróleos Mexicanos from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

Petróleos Mexicanos may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[SIGNATURE PAGE FOLLOWS]

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Very truly yours,

PETRÓLEOS MEXICANOS

By:	/S/ EMMANUEL QUEVEDO HERNÁNDEZ
	Name:	Emmanuel Quevedo Hernández
	Title:	Acting Associate Managing Director of Finance of Petróleos Mexicanos

cc:	Lisa Krestynick

[Signature page to F-4/A No. 1 Acceleration Request]

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